CENTAUR GUERNSEY L.P. INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Fiscal Year Ended December 31,											Six Months Ended June 30,
	2007		2008(1)		2009		2010		Period from January 1 through November 3, 2011		Period from November 4 through December 31, 2011(2)	2011 (unaudited)		2012(2) (unaudited)
	Predecessor		Predecessor		Predecessor		Predecessor		Predecessor		Successor	Predecessor		Successor

Earnings (loss) before income taxes	$357,953		$275,168		$334,381		$355,673		$270,259		$(158,803)	$205,651		$(228,838)
Capitalized interest on long-term debt	—		—		—		—		—		—	—		(882)
Fixed charges	21,858		82,428		106,488		88,701		62,892		115,598	38,596		257,648
Earnings (loss) available for fixed charges	$379,811		$357,596		$440,869		$444,374		$333,151		$(43,205)	$244,247		$27,928

Interest expense on long-term debt (3)	$19,883		$80,753		$104,918		$87,053		$61,931		$114,992	$37,997		$254,929
Capitalized interest on long-term debt	—		—		—		—		—		—	—		882
Estimated interest in rent expense	1,975		1,675		1,570		1,648		961		606	599		1,837
Total fixed charges	$21,858		$82,428		$106,488		$88,701		$62,892		$115,598	$38,596		$257,648

Ratio of earnings to fixed charges (4)	17.4	x	4.3	x	4.1	x	5.0	x	5.3	x	—	6.3	x	—

(1)	Amounts include the impact of our acquisition of LifeCell Corporation in May 2008.

(2)	Amounts include the impact of the Merger in November 2011.

(3)
Amount for fiscal year 2007 includes $7.6 million in expense for the redemption premium paid in connection with the redemption of our previously-existing 7 3/8% senior subordinated notes combined with the write off of unamortized debt issuance costs associated with the previously-existing senior credit facility. Amount for period from November 4 through December 31, 2011 (successor) includes $32.3 million of fees associated with the Merger-related bridge financing.

(4)
For the period from November 4 through December 31, 2011 and the six months ended June 30, 2012, earnings were insufficient to cover our fixed charges by $158.8 million and $229.7 million, respectively, due primarily to Merger-related costs, including acquired intangible asset amortization and additional depreciation expense associated with the step-up in property, plant and equipment.